Exhibit 99.3

Santech Holdings Limited

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON DECEMBER 19, 2025 (OR ANY ADJOURNMENT OR

POSTPONEMENT THEREOF)

I/We,_____________________________ of _____________________________, being the registered holder of ____________________________ ordinary shares, par value US$0.0001 per share in the share capital of Santech Holdings Limited (the “Company”) hereby appoint ________________________, or failing him/her, the chairman of the extraordinary general meeting, as our proxy to attend and act on our behalf at the extraordinary general meeting of the Company (the “EGM”) to be held at Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong on December 19, 2025 at 10:00 a.m. (Hong Kong Time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the notice of the EGM as indicated below:

Please tick “√” or insert the number of shares to be voted for or against or to abstain in the appropriate column below
		FOR	AGAINST	ABSTAIN[2]
SPECIAL RESOLUTION
1.

THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands being obtained, the existing English name of the Company shall be changed from “Santech Holdings Limited” to “BitVentures Limited”, and the existing Chinese name “三合智能控股有限公司” previously adopted and registered as the dual foreign name of the Company shall no longer be adopted such that the Company will have no dual foreign name in Chinese name, with effect from the date on which the Registrar of Companies in the Cayman Islands issues the certificate of incorporation on change of name of the Company (the “Change of Company Name”); and that any one director of the Company and/or the registered office provider of the Company be authorized to do all such acts and things and execute and deliver all such documents, including under seal where appropriate, as he/she consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Change of Company Name and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company.

ORDINARY RESOLUTIONS
2.	THAT, with immediate effect on the date of the termination of the Company’s deposit agreement dated March 25, 2021 among the Company the Depositary for the Company’s American Depositary Shares (the “ADSs”), and owners and holders of ADSs issued thereunder as determined by any one director of the Company in his or her absolute discretion, every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each be consolidated into one (1) ordinary share of par value US$0.0020 each (the “Share Consolidation”), with all fractional Consolidated Shares resulting from the Share Consolidation not be issued to holders of the same, but instead any fractional interest in Consolidated Ordinary Shares that would otherwise result from the Share Consolidation shall be rounded up to the next whole share if the fractional interest is equal to or greater than one-half of a share, and rounded down to the next whole share if the fractional interest is less than one-half of a share, such that the authorized share capital of the Company will be changed from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 ordinary shares of par value US$0.0020 each.
3.

THAT, with immediate effect on the date of and following the Share Consolidation, the authorized share capital of the Company be increased from US$50,000 divided into 25,000,000 ordinary shares of US$0.0020 par value, to US$200,000 divided into 100,000,000 ordinary shares of par value US$0.0020 each, by the creation of an additional 75,000,000 authorized ordinary shares of par value US$0.0020 each in the capital of the Company (the “Increase of Authorized Share Capital”).

1Article 72 provides that any resolution put to the vote of the meeting shall be decided on a poll.
2The shares in abstention shall not be counted.

SPECIAL RESOLUTION
4.

THAT, AS A SPECIAL RESOLUTION, conditional upon and with effect on all the Change of Company Name, the Share Consolidation, and the Increase of Authorized Share Capital becoming effective:

(a)         the third amended and restated memorandum and articles of association of the Company (the “New M&A”), in the form of the document marked “A” as produced at the EGM and for purpose of identification initialed by the chairman of the EGM, be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and

(b)         the registered office provider of the Company be authorized and instructed to file the New M&A and any special resolutions passed with the Registrar of Companies in the Cayman Islands and to do and complete all other matters ancillary to such filing as may be necessary or desirable in order to give effect to the New M&A in the Cayman Islands.

ORDINARY RESOLUTIONS
5.	THAT Lawrence Wai LOK, a director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as a director of the Company.
6.

THAT Wing To Howard CHAN, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.

7.	THAT Fai KAM, an independent director of the Company appointed to fill a casual vacancy and offers himself for re-election, be re-appointed and re-elected as an independent director of the Company.
8.

THAT any one director and/or any one officer of the Company be authorized, approved, ratified and directed, on behalf of the Company, to execute and deliver, and (where required) to affix the common seal of the Company to, such further documents and take such further actions as such director or officer shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the foregoing resolutions.

Dated                             , 2025

Signature:

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1.	Only the holders of record of the ordinary shares of the Company at the close of business on November 24, 2025 (New York Time) should use this form of proxy.

2.

If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the EGM. A proxy need not be a shareholder. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the EGM will be appointed as your proxy.

3.	Submission of the executed proxies shall not preclude you from attending and voting at the EGM in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4.

Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company before 10:00 a.m. December 17, 2025 (Hong Kong Time), being the deadline for return of such proxies, will be voted by the proxy holder at the EGM as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

5.	The shares in abstention shall not be counted as votes cast at the EGM.

6.	Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

7.

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong, Attention: IR Department, as soon as possible and in any event no later than 10:00 a.m. December 17, 2025 (Hong Kong Time).